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EMPIRE PETROLEUMCORPORATION

BALANCE SHEET

(UNAUDITED)

March 31, 2001

ASSETS
Current assets:
Cash and cash equivalents	$ 183,196
Accounts receivable Prepaid expenses	44,527 480
Total current assets	228,204

Investments in prospects	731,553
$ 959,757

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$ 422,087
Total current liabilities	422,087

Stockholders' equity:
Common stock	523,558
Retained earnings	14,111
Total stockholders' equity	537,670
$ 959,757

EMPIRE PETROLEUMCORPORATION

INCOME STATEMENT

(UNAUDITED)

Three Months Ended March 31, 2001

Revenues: Oil and Natural Gas, net of $10,537 in royalties	$ 42,150

Costs and expenses - General and Administrative Expenses	22,288

Net income	$ 19,862